UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              MEDCATH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58404W109
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                360-604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               September 29, 2003
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 2 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, LP. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              596,736 (3.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              596,736
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 909,320 shares (5.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 3 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Retirement Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              208,970 (1.2%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              208,970
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 909,320 shares (5.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 4 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Children's Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              45,584 (0.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              45,584
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 909,320 shares (5.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 5 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Offshore Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              58,030 (0.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              58,030
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 909,320 shares (5.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                                                    Page 6 of 13
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We believe that the two investment firms which control nearly 60% of MDTH's common shares are impatient, because the shares for which they paid $19.00 in 1998 are now trading at $10.56. We hope to benefit from their impatience. We have thoroughly researched the backgrounds and capabilities of MDTH's new top management. We are convinced that they can produce a result which will satisfy the needs of MDTH's principal owners. Moreover, we believe that MDTH delivers quality outcomes at low costs, through a system which maximizes physician productivity and empowerment. We believe that the political issue of physician ownership per se is a "red herring," and that MDTH will succeed with or without physician ownership, because its business model, physician benefits, and clinical outcomes are compelling.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Fund, L.P. owns, and has sole voting and dispositive power over, 596,736 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        09/04/03                 8,950                    9.59
        09/05/03                 2,080                    9.85
        09/08/03                 4,600                    9.84
        09/10/03                61,500                   10.00
        09/11/03                 9,700                   10.04
        09/12/03                 6,200                   10.04
        09/18/03                 5,000                   11.10
        09/22/03                 7,500                   11.12
        09/24/03                11,200                   11.04
        09/25/03                18,950                   10.63
        09/26/03                15,800                   10.53


         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 7, 2003                             /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

                                                                    Page 8 of 13
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Family Retirement Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We believe that the two investment firms which control nearly 60% of MDTH's common shares are impatient, because the shares for which they paid $19.00 in 1998 are now trading at $10.56. We hope to benefit from their impatience. We have thoroughly researched the backgrounds and capabilities of MDTH's new top management. We are convinced that they can produce a result which will satisfy the needs of MDTH's principal owners. Moreover, we believe that MDTH delivers quality outcomes at low costs, through a system which maximizes physician productivity and empowerment. We believe that the political issue of physician ownership per se is a "red herring," and that MDTH will succeed with or without physician ownership, because its business model, physician benefits, and clinical outcomes are compelling.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Retirement Fund, LP owns, and has sole voting and dispositive power over, 208,970 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        09/04/03                 3,650                    9.60
        09/05/03                   870                    9.87
        09/08/03                 1,900                    9.84
        09/10/03                25,600                   10.00
        09/11/03                 4,200                   10.04
        09/12/03                 2,400                   10.05
        09/22/03                 3,500                   11.12
        09/24/03                 4,650                   11.05
        09/25/03                 7,900                   10.64
        09/26/03                 6,600                   10.53
        09/29/03                15,000                   10.29
        09/30/03                 6,700                   10.34

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 7, 2003                         /s/ DAVID NIERENBERG
-------------------                     ------------------------------------
      Date                              David Nierenberg
                                        President
                                        Nierenberg Investment Management
                                          Company, Inc., the General Partner
                                          Of The D3 Family Retirement Fund, L.P.

                                                                   Page 10 of 13
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Children's Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We believe that the two investment firms which control nearly 60% of MDTH's common shares are impatient, because the shares for which they paid $19.00 in 1998 are now trading at $10.56. We hope to benefit from their impatience. We have thoroughly researched the backgrounds and capabilities of MDTH's new top management. We are convinced that they can produce a result which will satisfy the needs of MDTH's principal owners. Moreover, we believe that MDTH delivers quality outcomes at low costs, through a system which maximizes physician productivity and empowerment. We believe that the political issue of physician ownership per se is a "red herring," and that MDTH will succeed with or without physician ownership, because its business model, physician benefits, and clinical outcomes are compelling.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Children's Fund, LP owns, and has sole voting and dispositive power over, 45,584 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        09/04/03                   700                    9.63
        09/05/03                   170                    9.99
        09/08/03                   370                    9.90
        09/10/03                 4,900                   10.01
        09/11/03                   900                   10.06
        09/22/03                   800                   11.15
        09/24/03                   900                   11.07
        09/25/03                 1,500                   10.65
        09/26/03                 3,700                   10.53
        09/29/03                 7,600                   10.25

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 7, 2003                             /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Children's Fund, L.P.

                                                                   Page 12 of 13
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Offshore Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We believe that the two investment firms which control nearly 60% of MDTH's common shares are impatient, because the shares for which they paid $19.00 in 1998 are now trading at $10.56. We hope to benefit from their impatience. We have thoroughly researched the backgrounds and capabilities of MDTH's new top management. We are convinced that they can produce a result which will satisfy the needs of MDTH's principal owners. Moreover, we believe that MDTH delivers quality outcomes at low costs, through a system which maximizes physician productivity and empowerment. We believe that the political issue of physician ownership per se is a "red herring," and that MDTH will succeed with or without physician ownership, because its business model, physician benefits, and clinical outcomes are compelling.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Offshore Fund, LP owns, and has sole voting and dispositive power over, 58,030 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        09/04/03                   800                    9.62
        09/05/03                   180                    9.98
        09/08/03                   430                    9.89
        09/10/03                 5,400                   10.01
        09/11/03                 1,000                   10.06
        09/22/03                 1,000                   11.14
        09/24/03                   950                   11.07
        09/25/03                 1,650                   10.65
        09/26/03                 1,300                   10.54

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 7, 2003                             /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Offshore Fund, L.P.